Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260299

Prospectus Supplement No. 1

(to prospectus dated November 1, 2021)

UP TO 8,526,546 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF WARRANTS

UP TO 12,668,314 SHARES OF COMMON STOCK

UP TO 3,500,000 PRIVATE PLACEMENT WARRANTS

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement the information contained in the prospectus dated November 1, 2021 (as may be supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which we filed with the SEC on November 2, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to the issuance by us of up to an aggregate of 8,526,546 shares of our common stock, par value $0.0001 per share (“Common Stock”), which consists of:

•

up to 4,311,322 shares of Common Stock that are issuable upon the exercise of 8,622,644 warrants originally issued in the initial public offering of Chardan Healthcare Acquisition 2 Corp. (“Chardan”) to the holders thereof (the “Public Warrants”);

•

up to 3,500,000 shares of Common Stock that are issuable upon the exercise of 3,500,000 warrants originally issued in a private placement concurrently with the initial public offering of Chardan (the “Private Placement Warrants”); and

•

up to 715,224 shares of Common Stock that are issuable upon the exercise of a pre-funded warrant originally issued in the PIPE Investment (as defined below) (the “Pre-Funded Warrant”, and together with the Public Warrants and the Private Placement Warrants, the “Warrants”).

In addition, the Prospectus and this Prospectus Supplement relate to the resale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 12,668,314 shares of Common Stock and 3,500,000 Private Placement Warrants, which consists of:

•

up to 2,284,776 shares of Common Stock (the “PIPE Shares”) issued in a private placement pursuant to subscription agreements entered into between us and the subscribers on March 22, 2021 (the “PIPE Investment”);

•

up to 6,305,061 shares of Common Stock (the “Old Renovacor Stockholder Shares”) issued to certain former stockholders of Old Renovacor (defined below) (the “Old Renovacor Stockholders”) in connection with the Merger (as defined below);

•	up to 1,655,661 shares of Common Stock (the “Sponsor Shares”) originally issued in a private placement to Chardan Investments 2, LLC (the “Sponsor”) and certain of its directors and employees;

•	up to 1,922,816 shares of Common Stock (the “Earnout Shares”) that may be issued pursuant to the earnout provisions of the Merger Agreement (as defined herein);

•

up to 500,000 shares of restricted Common Stock held in escrow and subject to forfeiture pursuant to certain conditions more fully described in the Sponsor Support Agreement (as defined herein) (the “Sponsor Earnout Shares”); and

•	up to 3,500,000 Private Placement Warrants.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

We are a “smaller reporting company” and “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced reporting requirements.

Our Common Stock is currently listed on the New York Stock Exchange (the “NYSE”) under the symbol “RCOR”, and our Public Warrants are currently listed on NYSE under the symbol “RCOR.WS”. On November 1, 2021, the closing price of our Common Stock was $7.50 and the closing price for our Public Warrants was $0.69.

See the section “ Risk Factors” beginning on page 10 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 2, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2021

Renovacor, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39271	83-3169838
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 8142
Greenwich, Connecticut		06836
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (610) 424-2650

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RCOR	NYSE American LLC
Warrants to purchase one share of common stock at an exercise price of $11.50	RCOR.WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On November 2, 2021, Renovacor, Inc. (the “Company”) updated information reflected in a slide presentation, which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Representatives of the Company will use the updated presentation in various meetings from time to time.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Presentation of Renovacor, Inc., dated November 2, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENOVACOR, INC.

Date: November 2, 2021	By:	/s/ Magdalene Cook, M.D.
President, Chief Executive Officer and Director

RENOVACOR COPORATE PRESENTATION NYSE: RCOR November 2021 Exhibit 99.1

Forward Looking Statements Certain statements in this Presentation may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the Company’s future ﬁnancial or operating performance. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, the Company's planned research and development activities, the Company's planned clinical trials, including timing of receipt of data from the same, the planned regulatory framework for the Company's product candidates, the strength of the Company's intellectual property portfolio, projections of the Company’s future ﬁnancial results and other metrics, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon current estimates and assumptions of the Company and its management and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this presentation. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: competition, the ability of the company to grow and manage growth, maintain relationships with customers and suppliers and retain its management and key employees; the Company's ability to successfully advance its current and future product candidates through development activities, preclinical studies and clinical trials and costs related thereto; the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates; the business combination with Chardan Healthcare Acquisition 2 Corp., and the realization of the expected benefits therefrom; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business or competitive factors; the Company’s estimates of expenses and proﬁtability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability of the Company to defend its intellectual property; the impact of the COVID-19 pandemic on the Company’s business; and the risks and uncertainties described in the “Risk Factors” section of the Company's definitive proxy statement/information statement dated August 4, 2021 and other documents filed by Renovacor from time to time with the Securities Exchange Commission. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements.

Mission Renovacor’s mission is to deliver innovative precision therapies to improve the lives of patients and families battling genetically-driven cardiovascular and mechanistically-related diseases Leverage the knowledge of the underlying genetic mechanisms of disease to create transformative novel therapies Focus near-term on BAG3 dilated cardiomyopathy (BAG3 DCM) AAV gene therapy, which targets the underlying cause of this devastating monogenic form of heart failure Translate advances in rare disease populations to more prevalent populations where the unmet medical need is high

Cardiovascular Disease is the #1 Cause of Death Worldwide1 Cardiomyopathy Primary disease of the heart muscle and a major contributor to burden of cardiovascular disease Global mortality 300,000 in 2019 was up 43% from 19902 Dilated Cardiomyopathy (DCM) Decrease in contractility causes heart’s pumping chambers to enlarge Most common form of cardiomyopathy Familial DCM 20-50% of DCM patients; up to 40% have identifiable genetic cause2 Scientific societies recently endorsed clinical genetic testing for DCM patients and families3,4 BAG3 DCM Mutations in BCL2-associated athanogene 3 (BAG3) gene are among the more common pathogenic genetic variants observed in DCM5 BAG3 expression is markedly diminished in patients with severe ischemic or nonischemic DCM6 Currently approved therapies do not address the underlying cause of disease 4. Musumuru K et al. Circulation: Genomic and Precision Medicine. 2020;13:e000067C 5. Kirk JA et al. J Clin Invest. 2021;131(16):e149415 6. Feldman AM et al. J. Cell. Physiol. 2014;229::697–1702. Centers for Disease Control and Prevention, Weekly Counts of Deaths by State and Select Causes, 2019-2020 American Heart Association Statistical Update: Heart Disease and Stroke Statistics – 2021 Update; mortality is based on combined cardiomyopathy and myocarditis Ackerman MJ et al. Heart Rhythm 2011;8:1308 –1339

Precision Medicine is Changing the Treatment Paradigm for Patients and Families with Cardiovascular Disease “Precision medicine strives to delineate disease using multiple data sources…By defining disease at a deeper level, we can treat patients based on an understanding of the molecular underpinnings of their presentations, rather than grouping patients into broad categories with one-size-fits-all treatments.” - Dainis and Ashley 20183 Advantages of precision medicine for heart failure (HF) Seeks to address underlying cause to deliver greater therapeutic benefit compared to current standard-of-care. Addressing the personal & financial burden of multiple HF medications (avg. of ≥3/patient),1 implanted devices, and heart transplant Expected to eliminate the need for large (>8,000) patient studies2. By focusing on segments of the HF patient population most likely to benefit Focus on endpoints that we believe are most important to patients. Emphasizing improvements in quality of life 1. Unlu et al, Circulation: Heart Failure. 2020;13:e006977. 2. Teerlink et al, NEJM 2021. 3. Dainis AM, Ashley EA. JACC Basic Transl Sci. 2018;3: 313–326

BAG3 DCM is a Devastating Disease BAG3 DCM presents in otherwise healthy individuals and rapidly progresses Caused by a genetic defect in the BAG3 gene Cardiovascular health is dependent on adequate levels of functional BAG3 protein BAG3 mutations typically lead to reduced BAG3 protein levels 80% penetrance at >40 years of age1 At diagnosis, 68% symptomatic, 20% severely symptomatic with heart failure1 Patients have significant limitations on their activities of daily living, such as employment, walking, attending to personal care, etc. Severely symptomatic patients are frequently hospitalized for acute decompensation2 High risk of progression to end stage disease 19% require mechanical cardiac support, heart transplant, or have HF-related death at 12 months after diagnosis, nearly twice the rate of similarly staged non-BAG3 DCM patients1,3,4 Currently approved therapies do not address the underlying cause of disease 1. Domínguez et al., JACC, 2018; 2. Ahmed A. Am J Cardiol. 2007;99(:549–55 3.McNamara et al., Circulation, 2001; 4. Kubanek M et al. JACC 2013

Local (retrograde coronary sinus infusion, or RCSI) delivery allows lower total dose Reduces potential for various vector toxicities May reduce burden on manufacturing We believe monogenic diseases with well understood biology are ideal targets for AAV GTxs Targeting disease with known genetic origin BAG3 mutations well-documented as driver in DCM Goal is to increase BAG3 levels in DCM subjects Non-immunogenic one-time human BAG3 payload Therapeutic payload is human BAG3 gene DCM patients are haploinsufficient and produce low levels of native BAG3; therefore, the protein is not foreign and should not elicit an immune response Utilizes validated AAV9 capsid AAV9 currently used in one approved therapy (Zolgensma) and widely in clinical trials AAV9 has demonstrated cardiac tropism Has high transduction efficiency Non-integrative vector We Believe Renovacor’s REN-001 is Well Positioned for Success REN-001 is designed to directly address the underlying cause of BAG3 DCM by potentially increasing levels of functional BAG3 protein in the heart GTx: gene therapy

Completed RCSI = retrograde coronary sinus infusion; IV = intravenous; CV: Cardiovascular; CNS: Central nervous system Program Potential Indication Research / Discovery Preclinical IND Submission (Anticipated) Phase I Phase II Phase III Commercial Rights Heart Failure (DCM) REN-001 (AAV9-BAG3) [RCSI] BAG3-associated dilated cardiomyopathy (DCM) Mid-2022 AAV-BAG3 [IV] BAG3-associated dilated cardiomyopathy (DCM) Other Indications AAV-BAG3 Undisclosed CV indication AAV-BAG3 Undisclosed CNS indication We Expect to Submit our 1st IND in Mid-2022 and initiate our Phase I/II Clinical Trial Shortly Thereafter

Anticipated Milestones We are advancing REN-001 to IND submission (expected in mid-2022) Submit IND in BAG3 DCM Initiate Phase I/II Trial in BAG3 DCM Advance Pipeline Programs 2022 2021 2023 Dose ranging efficacy study in BAG3 haploinsufficient DCM murine model Durability study in BAG3 haploinsufficient DCM murine model GLP toxicology / biodistribution study (3-month endpoint) Complete IND-Enabling Studies

Lead Program REN-001 for BAG3-associated Dilated Cardiomyopathy (BAG3 DCM)

BAG3 Regulates Multiple Important Functions in Cardiomyocytes Sources: Knezevic et al., 2016; Myers et al., 2018 Enhances contractility by linking the β-adrenergic receptor and L-type Ca2+ channel Cardiac contractility Provides support for the sarcomere by linking actin myofibrils with the Z-disc Structural support Facilitates autophagy as a co-chaperone with heat shock proteins, recycling misfolded proteins Protein quality control Inhibits apoptosis (programmed cell death) through binding of BCL2 Anti-apoptosis We believe that a gene therapy approach is best positioned to restore the broad biological functions of BAG3 in the heart

Mutations in BAG3 Reduce Levels of Protein and are Associated with Reduced Force Generating Capacity in Heart Tissue from DCM Patients DCM patient with BAG3 mutation >80% of BAG3 DCM patients had mutations causing haploinsufficiency, resulting in reduced levels of BAG3 protein 1 Red staining shows BAG3 protein in cardiac tissue Healthy control 1. Domínguez et al., JACC, 2018; 2. Martin et al., Nature Communications, 2021 REN-001’s goal is to increase expression of BAG3 in the heart and correct the underlying disease biology in BAG3 DCM patients Most BAG3 mutations in DCM cause reduced levels of BAG3 protein Lower Higher BAG3 expression quartiles 1st 2nd 3rd 4th * Patients with idiopathic DCM Lower levels of BAG3 are associated with reduced contractility in DCM patients Myofilament maximum force generating capacity (Fmax) in DCM patient tissue * BAG3 levels in DCM patients are positively correlated with force generating capacity 2

Sources: Haploinsufficiency data published in Myers VD., … Feldman AM., J Cell Physiol. 2018; REN-001 administration adapted from data published in Myers VD., … Feldman AM., JAMA Cardiol. 2018; and unpublished data from the Feldman lab. AAV9 BAG3 Prevents the Onset of Cardiac Impairment in a Genetic Mouse Model of BAG3-associated DCM BAG3 protein levels Ejection fraction ~50% BAG3 protein levels seen in BAG3 +/- mice BAG3 +/- mice develop reduced EF, recapitulating the DCM clinical phenotype *p=.04, .01 and .003 respectively at 2, 4 and 6 weeks for +/- AAV9-GFP vs. +/- AAV9-BAG3 arms; dose = 1×1013 genome copies (gc) BAG3 +/- mice: AAV9 BAG3 treatment group BAG3 +/- mice: Control group (AAV-GFP) WT mice: AAV-GFP or AAV-BAG3 Ejection fraction in WT and BAG3 +/- mice treated with AAV9-GFP or AAV9-BAG3 BAG3 +/- mice have ~50% of BAG3 protein and develop a reduced ejection fraction (EF) AAV9 BAG3 prevented the onset of reduced ejection fraction

Renovacor’s Approach to Cardiac Delivery Retrograde coronary sinus infusion (RCSI) Overview of RCSI Coronary sinus (CS) - confluence of veins draining heart into right atrium Routine procedure for placement of left ventricular pacemaker leads during cardiac resynchronization Emerging route of administration in cardiac gene therapy studies   Potential advantages of RCSI Leverages currently used clinical procedure and equipment Ability to transduce heart using much lower doses of AAV Potential to maximize exposure of heart to AAV Reduced potential for various vector toxicities Additional potential benefits (e.g., manufacturing) REN-001 is delivered into the coronary sinus using a catheter Coronary sinus Source: Medical gallery of Blausen Medical 2014

RCSI Drives Successful Cardiac Transduction Above Key VCN Threshold at Doses <1e13 vg/kg Delivery of REN-001 via RCSI results in sufficient transduction of a large animal heart Medium and high doses (<1e13 vg/kg) drive transduction above key VCN threshold of 1 (>1 copy of the gene in each cell) No safety issues detected Results informed design of ongoing GLP-toxicology and biodistribution study in healthy pig model Expect inclusion in IND data package VCN >1 seen in pig heart model with REN-001 doses <1e13 vg/kg Notes: VCN data are an average of 18 tissue sections taken per heart and assume 8 nuclei in each cardiomyocyte (pig cardiomyocytes become multinucleated, with up to 16 nuclei per cell by 6 months; Velayuthan et al., J Mol Cell Cardiology, 2020); sample sizes: low dose (n=4), medium dose (n=2) and high dose (n=1). All doses were <1e13 vg/kg. Key takeaways VCN: vector copy number

Renovacor’s Mission in Action with Lead BAG3 DCM Program Identify a condition with a high unmet need. Global mortality from cardiomyopathy and myocarditis was 300,000 in 2019 1 Segment patients into subtypes based on the underlying cause of their disease to enable a precision medicine approach that can improve upon the standard-of-care Focus on a disease subtype with a well understood monogenic origin. BAG3 DCM: Caused by reduced levels of BAG3 protein due to truncating mutations Designed REN-001 to directly address the underlying cause of BAG3 DCM. Utilizes a validated AAV9 capsid to deliver a functional copy of the BAG3 gene to cardiac cells Demonstrate preclinical POC in a model that we believe accurately recapitulates human disease. Prevented onset of cardiac impairment with AAV9-BAG3 in genetic disease model of BAG3-DCM Successful cardiac transduction with REN-001 delivered via RCSI at low vector dose. Local delivery may reduce potential vector-related toxicity as well as manufacturing burden 1. American Heart Association Statistical Update: Heart Disease and Stroke Statistics – 2021 Update; POC: Proof-of-concept

REN-001 Clinical Development Plan

Subjects aged 18-75 with left ventricle (LV) dysfunction Depressed LVEF as defined by AHA/ACC Guidelines NYHA Class II-III HF symptoms Elevated NT-proBNP Genetic variant in BAG3 consistent with haploinsufficiency Key inclusion criteria: Primary endpoint: Secondary endpoints: LVEF: left ventricle ejection fraction; AE: adverse event; SAE: serious adverse event; DSMB: data safety monitoring board; NYHA; New York Heart Association Proposed Phase I/II Clinical Study Design for REN-001 Multi-center, open-label, single-arm dose escalation study in BAG3 DCM patients Evaluate patients Evaluate patients Screen Cohort 2 patients Patients will be enrolled sequentially after DSMB greenlight Screen Cohort 1 patients Dose Level 1 n = 4-6 Dose Level 2 n = 4-6 Safety: Frequency and severity of AEs and SAEs Efficacy: Cardiac function by improvement in ejection fraction 6-minute walk test Exercise echocardiography Kansas City Cardiomyopathy Questionnaire Serum biomarker (NT-proBNP)

Opportunities to Expand Beyond DCM

BAG3 Protein Levels are also Decreased in other Forms of Heart Failure HFrEF: Heart failure with reduced ejection fraction; Notes: * p<0.05 between MI-GFP and Sham-GFP, and between wild-type / sham and MLP-/- / TAC mice Sources: 1, Fang, X., et al., J Clin Invest., 2017; 2, Renovacor, data on file (2021); 3, Feldman, AM et al., J. Cellular Physiology, 2014 MLP-/- and TAC mouse models1 Post-MI Pig Model2 HF Patients3 Increasing BAG3 expression has the potential to impact additional heart failure patient populations

AAV9 BAG3 Significantly Improved the EF in a Post-MI Mouse Model1 A – Infarction; B – Week 1 echo; C – Treatment/ control injected retro-orbital at week 8 post-MI; D – Echo at sacrifice, 23 days post-treatment; * p<0.0001; †p<0.0001 BAG3 protein levels Post-MI mice have reduced BAG3 expression and AAV9 BAG3 increased protein levels AAV9 BAG3 significantly improved the EF in post-MI mice (1) Mice develop a HF phenotype with reduced BAG31; (2) REN-001 restored normal ejection fraction in post-MI mice; and (3) BAG3 overexpression exhibited no safety concerns due to autoregulation2 CLSQ: Calsequestrin; Notes: MI: Mice randomized to receive myocardial infarction * p<0.05 between MI-GFP and Sham-GFP; 1. Knezevic T., … Feldman, A.M., J Am Coll Cardiol Basic Trans Science. 2016; 2. Gentilella, A. & Khalili, K., J Cell Biochem. 2009

Corporate

Kumar Dhanasekharan, PhD I Senior VP, Technical Operations 20+ years of CMC development and manufacturing experience across complex protein therapeutics, monoclonal antibodies and in recent years, AAV gene therapies. Jordan Shin, MD, PhD, FACC I Senior VP, Clinical Development and Translational Science Nearly two decades of expertise in clinical development, academic research and medical practice Magdalene Cook, MD I President and CEO Principal, Aisling Capital and Board member of multiple companies Matt Killeen, PhD, FACC, FHRS I CSO 15+ years of experience, spanning cardiovascular disease research and biotech/pharma R&D and strategy; Head of Cardiovascular Research at BioMarin; established cardiovascular therapeutic area and led the discovery and development of AAV-based gene therapies for inherited heart diseases; expertise in genetic heart disease biology and potential therapeutic opportunities Wendy DiCicco I Interim CFO 15+ years expertise in finance, strategy, M&A as well as executive roles in public and private companies Marc Semigran, MD I CMO 30+ years of experience treating HF and cardiomyopathy; Senior VP of Medical Sciences and CMO at MyoKardia; experience in developing and designing clinical trials for novel therapies for cardiovascular and heart failure/HFpEF Elizabeth White, PhD I CBO and Senior VP, Operations 30+ years of biotech/pharma experience including in strategy, business development, new product planning, portfolio prioritization in start-ups & large companies Jiwen Zhang, PhD I Senior VP, Regulatory Affairs and Quality Assurance 20+ years of regulatory affairs and quality assurance experience, with >10 years specifically in cell and gene therapy Experienced Leadership Team

Scientific Advisory Board Douglas Mann, MD Lewin Prof. of Medicine, former Director of Cardiovascular Div., Washington University School of Medicine Past President, HFSA Lifetime Achievement Award, HFSA Editor-in-Chief, JACC Basic Translational Science Dennis McNamara, MD Professor of Medicine and Dir. of the Heart Failure Research Center, UPMC Leading expert in the genetics of dilated and hypertrophic cardiomyopathy National Principal Investigator – IMAC I, II & III; GRAFH I & II Joseph Glorioso III, PhD Professor in the Dept. of Microbiology and Molecular Genetics, UPMC Founding member and past president of the American Society of Gene Therapy Co-founder and Chair of Scientific Advisory Board at Oncorus, Inc. and Coda Biotherapeutics Arthur Feldman, MD, PhD Renovacor, Founder and Chair of SAB Laura H. Carnell Professor of Medicine, Temple Former Chief of Cardiology UPMC Past President HFSA, Assoc. of Professors of Cardiology Lifetime Achievement Award, HFSA; Distinguished Scientist Award ACC, 2019 Thought Leaders in Cardiovascular Disease Experts in Gene Therapy R&D Philip Johnson, MD CEO, Iterius Biotherapeutics >30 various roles in academia, biotechnology sector and venture capital Considered an international leader in viral vector technology; invented methods for producing and manufacturing viral vectors and novel capsids Past President & CSO at Limelight Bio Past Professor and Executive VP & CSO, The Children’s Hospital of Philadelphia; past President, Children’s Research Institute at Nationwide Children’s Hospital Michael Bristow, MD, PhD Professor of Medicine and former Head of Cardiology, Univ. of Colorado Health Sciences Co-founder, President and CEO, ARCA Biopharma Founder, Myogen Lifetime Achievement Award, HFSA Credited with development of science and clinical utility of b-blockers for HF

Renovacor’s mission is to deliver innovative precision therapies to improve the lives of patients and families battling genetically-driven cardiovascular and mechanistically-related diseases Mission and Value Proposition Lead BAG3 DCM program targets the underlying cause of a monogenic disease with an AAV9-gene therapy Backed by strong institutional investor syndicate Proof-of-concept demonstrated in multiple preclinical models IND submission for REN-001 in BAG3 DCM anticipated in mid-2022 Experienced management and exceptional scientific advisors

For follow-up please contact: info@renovacor.com